UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2021

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

Alter Postplatz 2

CH-6370 Stans, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

During the audit of NLS Pharmaceutics Ltd.’s, or the registrant’s, financial statements for the year ended December 31, 2020, the registrant identified an error in the presentation of the intellectual property expenses for the years ended December 31, 2019 and 2018 that were included in the registrant’s previously filed registration statement on Form F-1 (File No. 333-236797). The intellectual property expenses should have been classified as general and administrative expenses instead of research and development expenses. This resulted in a restatement to correct previously reported amounts in the financial statements of the Company for the years ended December 31, 2019 and 2018. This reclassification of expenses had no impact on total operating expenses, net loss, loss per share or the balance sheet.

The registrant is furnishing this Form 6-K in order to correct the error. The table below presents the impact of the restatement in the financial statements for the years ended December 31, 2019 and 2018:

	For the Year Ended December 31, 2019
	As Previously Reported	Adjustments	As Restated

Research and development expenses	$1,702,117	$(804,329)	$897,788
General and administrative expenses	2,494,922	804,329	3,299,251
Total operating expenses	$4,197,039	$-	$4,197,039

	For the Year Ended December 31, 2018
	As Previously Reported	Adjustments	As Restated

Research and development expenses	$1,437,202	$(728,747)	$708,455
General and administrative expenses	2,011,659	728,747	2,740,406
Total operating expenses	$3,448,861	$-	$3,448,861

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: May 14, 2021	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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